Filed by Khosla Ventures Acquisition Co.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Khosla Ventures Acquisition Co.

Commission File No. 001-40131

Valo Health Announcement Social Media Content

Recommended Social Media Copy

Account	Platform	Announcement Day
Valo Health Brand Channel Posts	Twitter

We’re excited to announce that Valo Health has entered into a definitive merger agreement with Khosla Ventures Acquisition Co. We look forward to this incredible partnership and our continued growth [link to press release + include graphic]

LinkedIn

We are pleased to announce that Valo Health and Khosla Ventures Acquisition Co. have entered into a definitive merger agreement.

Valo’s Opal platform is designed to accelerate drug development, and we believe this partnership will accelerate the growth and scale of our capabilities. We look forward to this next chapter! [link to press release + include graphic]

David Berry, Founder and CEO	LinkedIn

[Sharing Valo Health brand post with the following added copy]:

Exciting day: Valo is planning to merge with Khosla Ventures Acquisition Co.

We believe this partnership brings us closer to our mission of transforming drug discovery and development, and becoming the standard technology platform for drug development. The pharmaceutical industry is at an inflection point and Valo’s Opal platform is designed to accelerate alignment of patient, market, and development needs. I’m grateful to the team who helped get us here and excited to work with the Khosla Ventures team!

David Berry Founder and CEO	Twitter

[Quote Tweeting Valo Health brand post with the following added copy]:

Exciting day: Valo is planning to merge with Khosla Ventures Acquisition Co. We believe this partnership brings us closer to our mission of becoming the standard technology platform for drug development and I’m excited for what’s next.

Graeme Bell CFO	LinkedIn

[Sharing Valo Health brand post with the following added copy]:

Given the combined value and mission of Khosla Ventures Acquisition Co. and Valo, we believe this is a fantastic opportunity to have access to additional capital to fuel our strategy while providing Valo with access to Khosla Ventures Acquisition Co.’s extraordinary technology partners and ecosystem.

Valo Health Employees (2 options)	LinkedIn

Option 1:

[Sharing Valo Health brand post with the following added copy]:

An historic day for Valo as we announce that we plan to merge with Khosla Ventures Acquisition Co. This is a huge milestone for Valo. I look forward to this next chapter!

Option 2:

[Sharing Valo Health brand post with the following added copy]:

Proud to be a Valo employee today as we announce our planned merger with Khosla Ventures Acquisition Co. Our team has worked hard to get here, and I look forward to seeing what we accomplish next.

Account	Platform	Announcement Day
Khosla Ventures Brand Channel Posts	Twitter

We’re excited to announce that Khosla Ventures Acquisition Co. plans to merge with Valo.

We look forward to partnering with them on their mission to transform the drug development process. [link to press release + include graphic]

LinkedIn

We’re excited to announce that Khosla Ventures Acquisition Co. plans to merge with Valo.

We look forward to partnering with them on their mission to transform the drug development process with their Opal Platform technology. [link to press release + include graphic]

Additional Information and Where to Find It

This document relates to a proposed transaction between Valo Health, LLC (“Valo”) and Khosla Ventures Acquisition Co. (“KVAC”). This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. KVAC intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of KVAC, referred to as a proxy statement/prospectus. A final proxy statement/prospectus will be sent to all KVAC shareholders. KVAC also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of KVAC are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by KVAC through the website maintained by the SEC at www.sec.gov.

The documents filed by KVAC with the SEC also may be obtained free of charge at KVAC’s website at https://khoslaventuresacquisitionco.com/kvsa or upon written request to Secretary at Khosla Ventures Acquisition Co., 2128 Sand Hill Road, Menlo Park, California 94025.

Participants in Solicitation

KVAC and Valo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from KVAC’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Valo and KVAC. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of KVAC’s securities, (ii) the risk that the transaction may not be completed by the business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by either party, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the adoption of the Agreement and Plan of Merger, dated as of June 9, 2021 (the “Merger Agreement”), by and among KVAC, Valo, Valo Health, Inc., a Delaware corporation and a direct wholly owned subsidiary of Valo and Killington Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of KVAC, by the shareholders of KVAC, the satisfaction of the minimum trust account amount following any redemptions by KVAC’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the inability to complete the PIPE transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (vii) the effect of the announcement or pendency of the transaction on Valo’s business relationships, operating results, and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Valo, (ix) the outcome of any legal proceedings that may be instituted against Valo or against KVAC related to the merger agreement or the proposed transaction, (x) the ability to maintain the listing of KVAC’s securities on a national securities exchange, (xi) changes in the competitive and regulated industries in which Valo operates, variations in operating performance across competitors, changes in laws and regulations affecting Valo’s business and changes in the combined capital structure, (xii) the ability to implement business plans and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive drug discovery and development industry, and (ix) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4 discussed above and other documents filed by KVAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Valo and KVAC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Valo nor KVAC gives any assurance that either Valo or KVAC, or the combined company, will achieve its expectations.